UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No.____)* SUN POWER CORPORATION
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

866833 10 6
(CUSIP Number)

Kenneth F. Swaisland 2949 Palmerston Avenue West Vancouver, BC Canada Telephone: 604.925.3534
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 27, 2001
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of s. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box     [ ].

Note: Schedules files in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.	866833 10 6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
KENNETH F. SWAISLAND AVION HOLDINGS INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Mr.Swaisland is a Canadian citizen Avion Holdings Inc. was incorporated under the Business Corporations Act (Yukon)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
11,000,000 shares of common stock beneficially owned(1)
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
11,000,000 shares of common stock beneficially owned(1)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,000,000 shares of common stock beneficially owned(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
34.85%
14	TYPE OF REPORTING PERSON (See Instructions)
IN CO

(1) 3,000,000 shares are held indirectly through Avion Holdings Inc., a company wholly-owned and controlled by Kenneth Swaisland.

Instructions for Cover Page

(1) Names and I.R.S. Identification Numbers of Reporting Persons - Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3) The 3rd row is for SEC internal use; please leave blank.

(4) Classify the source of funds or other consideration used or to be used in making purchases as required to be disclosed pursuant to Item 3 of Schedule 13D and insert the appropriate symbol (or symbols if more than one is necessary) in row (4):

Category of Source Symbol

Subject Company (Company whose securities are being acquired) SC

Bank BK

Affiliate (of reporting person) AF

Working Capital (or reporting person) WC

Personal Funds (of Reporting person) PF

Other OO

(5) If disclosure of legal proceedings or actions is required pursuant to either Items 2(d) or 2(e) of Schedule 13D, row 5 should be checked.

(6) Citizenship or Place of Organization - Furnish citizenship if the named reporting person is a natural person. Otherwise furnish place of organization. (See Item 2 of Schedule 13D.)

(7) - (11), (13) Aggregate Amount Beneficially Owned by Each Reporting Person, etc. - Rows (7) through (11) inclusive, and (13) are to be completed in accordance with the provisions of Item 5 of Schedule 13D. All percentages are to be rounded off to nearest tenth (one place after decimal point).

(12) Check if the aggregate amount reported as beneficially owned in row (11) does not include shares which the reporting person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 (17 CFR 240.13d-4) under the Securities Exchange Act of 1934.

(14) Type of Reporting Person - Please classify each "reporting person" according to the following breakdown and place the appropriate symbol (or symbols, i.e., if more than one is applicable, insert all applicable symbols) on the form:

Category Symbol

Broker-Dealer BD

Bank BK

Insurance Company IC

Investment Company IV

Investment Advisor IA

Employee Benefit Plan, Pension Fund, or Endowment Fund EP

Parent Holding Company HC

Corporation CO

Partnership PN

Individual IN

Other OO

Notes:

Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G, or 14D-1) by appropriate cross-references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).

SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D

Under Sections 13(d) and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

Disclosure of the information specified in this schedule is mandatory, except for Social Security or I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

Because of the public nature of the information the Commission can utilize it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the federal securities laws or other civil, criminal or regulatory statements or provisions. Social Security or I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

Failure to disclose the information requested by this schedule, except for Social Security or I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the federal securities laws and rules promulgated thereunder.

General Instructions

A. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

B. Information contained in exhibits to the statements may be incorporated by reference in answer or partial answer to any item or sub-item of the statement unless it would render such answer misleading, incomplete, unclear or confusing. Matters incorporated by reference shall be clearly identified in the reference by page, paragraph, caption or otherwise. An express statement that the specified matter is incorporated by reference shall be made at the particular place in the statement where the information is required. A copy of any information or a copy of the pertinent pages of a document containing such information which is incorporated by reference shall be submitted with this statement as an exhibit and shall be deemed to be filed with the Commission for all purposes of the Act.

C. If the statement is filed by a general or limited partnership, syndicate, or other group, the information called for by items 2-6, inclusive, shall be given with respect to (i) each partner of such general partnership; (ii) each partner who is denominated as a general partner or who functions as a general partner of such limited partnership; (iii) each member of such syndicate or group; and (iv) each person controlling such partner or member. If the statement is filed by a corporation or if a person referred to in (i), (ii), (iii) or (iv) of this Instruction is a corporation, the information called for by the above mentioned items shall be given with respect to (a) each executive officer and director of such corporation; (b) each person controlling such corporation; and (c) each executive officer and director of any corporation or other person ultimately in control of such corporation.
  Security and Issuer

  Common stock, $0.01 par value

  Sun Power Corporation
  414 Viewcrest Road
  Kelowna, British Columbia
  Canada V1W 4J8
  ("Sun Power"or the "Corporation")

  Identity and Background

  Kenneth Swaisland is a self-employed business consultant residing at 2949 Palmerston Avenue, West Vancouver, British Columbia, Canada. Mr. Swaisland is a Canadian citizen.

  Mr. Swaisland has not, during the last five years, been convicted in a criminal proceeding or been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

  Avion Holdings Inc., of 2949 Palmerston Avenue, West Vancouver, British Columbia, Canada, is a company incorporated pursuant to the Business Corporations Act (Yukon). Avion Holdings is an investment and management company which is wholly-owned and controlled by Kenneth Swaisland. Kenneth Swaisland is the sole director and officer of Avion Holdings.

  Avion Holdings has not, during the last five years, been convicted in a criminal proceeding or been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

  Source and Amount of Funds or Other Considerations

  Kenneth Swaisland has acquired 8,000,000 common shares in the capital stock of Sun Power Corporation ("Sun Power") as of December 27, 2001. The transaction was effected pursuant to a share purchase agreement dated December 18, 2001 between A. Richard Bullock and Kenneth Swaisland for the purchase price of $1.10 per common share of Sun Power for total proceeds of $8,800,000. Mr. Swaisland's obligation to pay the purchase price is evidenced by a transferable promissory note dated as of December 18, 2001, in the principal amount of $8,800,000 (the "Swaisland Note"). The Swaisland Note bears no interest and is payable as follows: (a) if Mr. Swaisland sells any common shares of Sun Power prior to the maturity of the Swaisland Note, 50% of the net after-tax proceeds shall be applied towards payment of the outstanding principal amount of the Swaisland Note; and (b) the remaining balance of the principal amount, if any, of the Swaisland Note shall be paid on December 19, 2011. Mr. Swaisland is not under any obligation to sell any common shares of Sun Power in order to pay and satisfy the Swaisland Note.

  Kenneth Swaisland has also acquired 3,000,000 common shares of Sun Power as of December 27, 2001 indirectly through his wholly-owned Yukon holding company, Avion Holdings Inc., for the purchase price of $1.10 per common share of Sun Power for total proceeds of $3,300,000. The transaction was also effected pursuant to a share purchase agreement dated December 18, 2001 between A. Richard Bullock and Avion Holdings. Avion Holdings' obligation to pay the purchase price is evidenced by two transferable promissory notes dated as of December 18, 2001. The first promissory note (the "First Note") is for the principal amount of $636,456, bears no interest and matures on December 19, 2006. If Avion Holdings sells any common shares of Sun Power prior to the maturity of the First Note, 100% of the after-tax proceeds shall be applied towards payment of the outstanding principal amount of the First Note. The First Note has been jointly and severally guaranteed (the "Guarantee") personally by Mr. Swaisland and his wife, Jacqueline Swaisland, homemaker, both of 2949 Palmerston Avenue, West Vancouver, British Columbia. As security for the Guarantee, Mr. Swaisland and Mrs. Swaisland have agreed to, upon written demand by Richard Bullock, provide to Mr. Bullock with a collateral mortgage on their residence at 2949 Palmerston Avenue, West Vancouver, British Columbia. The second promissory note (the "Second Note") in the principal amount of $2,663,554, bears no interest and is payable as follows: (a) if, after full payment of the First Note, Avion Holdings sells any common shares of Sun Power, 50% of the net after-tax proceeds shall be applied towards payment of the outstanding principal amount of the Second Note; and (b) the remaining balance of the principal amount, if any, of the Second Note shall be paid on December 19, 2011. Avion Holdings is not under any obligation to sell any common shares of Sun Power in order to pay and satisfy the First Note or the Second Note.

  The purchase of 8,000,000 common shares of Sun Power acquired by Kenneth Swaisland, together with the 3,000,000 common shares of Sun Power acquired by Avion Holdings and held indirectly by Mr. Swaisland, forms a controlling interest representing 34.85% of the issued and outstanding common shares in the capital stock of Sun Power.

  Purpose of Transaction

  The purpose of the transaction described above was to acquire a controlling interest in Sun Power.

  Mr. Swaisland does not presently have any plan or proposal which relate to or would result in any of the following: the acquisition or disposition by any person of additional securities of the Corporation; an extraordinary corporate transaction involving the Corporation or its subsidiaries; a sale or transfer of a material amount of the Corporation's or its subsidiaries' assets; any change in the present board of directors or management of the Corporation; any material change in the present capitalization or dividend policy of the Corporation; any other material change in the Corporation's corporate structure; any changes to the Corporation's charter, bylaws or instruments corresponding thereto which may impede the acquisition of control by any person; causing a class of securities of the Corporation to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or a class of equity securities of the Corporation becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934.

  Interest in Securities of the Issuer

  Mr. Swaisland beneficially owns, directly and indirectly, an aggregate of 11,000,000 shares of common stock (34.85%) of Sun Power.

  Mr. Swaisland has the sole power to vote or direct the vote, and to dispose or direct the disposition, of the 11,000,000 shares of common stock (34.85%) of Sun Power Corporation.

  Neither Mr. Swaisland nor Avion Holdings has effected any transaction in the shares of common stock of Sun Power Corporation in the past sixty days.

  Contracts, Arrangements, Understandings or Relationships
  with Respect to Securities of the Issuer

  Kenneth Swaisland entered into a share purchase agreement dated December 18, 2001 with A. Richard Bullock in connection with the purchase and sale of 8,000,000 of the shares of Sun Power Corporation owned by A. Richard Bullock.

  Avion Holdings Inc. entered into a share purchase agreement dated December 18, 2001 with A. Richard Bullock in connection with the purchase and sale of 3,000,000 of the shares of Sun Power Corporation owned by A. Richard Bullock.

  Materials to be filed as Exhibits

1. Share Purchase Agreement dated December 18, 2001 between Kenneth F. Swaisland and A. Richard Bullock.

2. Promissory Note from Kenneth F. Swaisland to A. Richard Bullock dated December 18, 2001 for $8,800,000.

3. Share Purchase Agreement dated December 18, 2001 between Avion Holdings Inc. and A. Richard Bullock.

4. Promissory Note from Avion Holdings Inc. to A. Richard Bullock dated December 18, 2001 for $636,456.

5. Promissory Note from Avion Holdings Inc. to A. Richard Bullock dated December 18, 2001 for $2,663,544.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 3, 2002

/s/ Kenneth F. Swaisland

Signature

Kenneth F. Swaisland

Name/Title

Dated:  January 3, 2002

/s/ Kenneth F. Swaisland

Signature

Avion Holdings Inc. by its sole director and
officer, Kenneth F. Swaisland

Name/Title

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).